SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 1997

     Commission file number 1-2227

     E.   Full title of the plan:

          Crown Cork & Seal Company, Inc.
          401(K) Retirement Savings Plan
          for Salaried Employees of CONSTAR International, Inc.

     F. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        CROWN CORK & SEAL COMPANY, INC.
                                 ONE CROWN WAY
                          PHILADELPHIA, PA 19154-4599

                                     INDEX

                                                                          Pages

Signatures ..............................................................  3

Report of Independent Accountants .......................................  6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA ...........7 to 17

Exhibit 23 - Consent of Independent Accountants .........................  18

                                    SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                             Crown Cork & Seal Company, Inc.
                                             401(K) Retirement Savings Plan
                                             for Salaried Employees of
                                             CONSTAR International, Inc.



                                            By: /s/ James T. Malec
                                                --------------------------------
                                                James T. Malec
                                                Member, Benefit Plan Committee

Date: June 29, 1998

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings
Plan for Salaried Employees of
CONSTAR International, Inc.

Financial Statements as of and
for the years ended December 31,
1997 and 1996

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Table of Contents
--------------------------------------------------------------------------------

                                                                           Page

Report of Independent Accountants                                           1

Financial Statements

    Statement of Net Assets Available for Benefits                          2

    Statement of Changes in Net Assets Available for Benefits               3

    Notes to Financial Statements                                         4 - 10

Additional Information*

    Schedule I   - Schedule of Assets Held for Investment Purposes         11

    Schedule II  - Schedule of Reportable Transactions (Transactions
                   or Series of Transactions in Excess of 5% of
                   Plan Assets)                                            12



* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants


June 19, 1998

To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc.


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc. (the "Plan") at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Schedules I and II have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Price Waterhouse LLP

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Statement of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                         December 31,
                                                                     1997           1996
                                                                     ----           ----
Investments, at fair value
Registered investment companies:
    Vanguard Balanced Index Fund                                $ 2,372,567 *   $        --
    Vanguard Bond Index Fund - Total Bond Market Portfolio          548,049              --
    Vanguard Explorer Fund                                        1,201,360 *            --
    Vanguard Index Trust - 500 Portfolio                          5,713,811 *            --
    Vanguard International Growth Portfolio                         856,330              --
    Vanguard Fixed Income Securities Fund                                --         586,183
    Vanguard Windsor Fund                                                --       2,043,620 *
    STI Classic Prime Quality Money Market Fund                     130,086         123,207
    AIM Equity Funds, Inc. - Weingarten Fund                             --       1,876,030 *
    Investment Company of America - Mutual Fund                          --       2,134,686 *
Sun Trust Bank Retirement Reserve Fund                              236,724
Crown Cork & Seal Fixed Income Fund                               7,161,750 *            --
New England Mutual Life Insurance Group
    Annuity Policy # 3597                                                --       9,692,281 *
Crown Cork & Seal Stock Fund                                      3,700,717 *            --
Stock fund                                                               --       3,422,526 *
Participant loans                                                   899,115         996,200
                                                                -----------     -----------

        Total investments                                        22,583,785      21,111,457
                                                                -----------     -----------

Cash and cash equivalents                                                --         172,939
                                                                -----------     -----------

Receivables
Employer's contributions                                             30,286          27,618
Participants' contributions                                          76,092          73,655
Other receivables                                                    28,006         478,159
                                                                -----------     -----------

        Total receivables                                           134,384         579,432
                                                                -----------     -----------

Net assets available for benefits                               $22,718,169     $21,863,828
                                                                ===========     ===========

* Represents 5% or more of net assets available for benefits.

   The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                               Year Ended
                                                               December 31,
                                                         1997               1996
                                                         ----               ----
Additions
Investment income:
    Interest and dividend income, investments         $    999,940     $    788,430
    Interest income, participant loans                      95,855           94,749
    Net appreciation in fair value of investments          844,511        1,991,230
                                                      ------------     ------------

                                                         1,940,306        2,874,409
                                                      ------------     ------------

Contributions:
    Employer                                               420,079          420,653
    Participant                                          1,257,929        1,275,232
                                                      ------------     ------------

                                                         1,678,008        1,695,885
                                                      ------------     ------------

        Total additions                                  3,618,314        4,570,294
                                                      ------------     ------------

Deductions
Payment of benefits                                      2,763,508        5,439,994
Administrative expenses                                        465            2,896
                                                      ------------     ------------

        Total deductions                                 2,763,973        5,442,890
                                                      ------------     ------------

Net increase (decrease)                                    854,341         (872,596)
                                                      ------------     ------------

Net assets available for benefits:
    Beginning of period                                 21,863,828       22,736,424
                                                      ------------     ------------

    End of period                                     $ 22,718,169     $ 21,863,828
                                                      ============     ============

   The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
--------------------------------------------------------------------------------

Note 1 - Description of plan

The following description of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc. (the "Plan"); formerly the CONSTAR International Salaried Employees' Savings Incentive Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all salaried employees of CONSTAR International, Inc. (the "Company") who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each year, participants may make a basic contribution of 2 percent to 6 percent of their pre-tax compensation, as defined in the Plan. In addition, participants may make a supplemental contribution up to 10 percent of their pre-tax compensation plus an "added value" contribution of up to 10 percent of pre-tax compensation. The aggregate of these contributions may not exceed 17 percent of the participant's compensation, subject to certain limitations. In addition, participants may make after-tax contributions of up to 10 percent of their compensation. The Company contributes 50 percent of the first 6 percent of the participant's aggregate pre-tax and post-tax contributions.

Participant accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions and the Company's contributions plus actual earnings thereon.

Participant loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from
(to) the Participant Loan. Loan terms range from 1 to 5 years. Longer periods may be approved by the Plan Administrator if the loan is used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 7 percent to 10 percent for loans outstanding as of December 31, 1997. Principal and interest is paid ratably through monthly payroll deductions.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
--------------------------------------------------------------------------------

Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his/her account or monthly installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Investment Options
During the year ended December 31, 1997, participants were able to allocate their contributions among the following investment options:

Vanguard Balanced Index Fund: Seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60%) and bonds (40%).

Vanguard Bond Index Fund - Total Bond Market Portfolio: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

Vanguard Index Trust - 500 Portfolio: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

Vanguard International Growth Portfolio: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

Crown Cork & Seal Stock Fund: Invests in Crown Cork & Seal stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

Crown Cork & Seal Fixed Income Fund: Seeks to preserve the value of the original investment and provide an attractive level of interest by investing primarily in investment contracts issued by insurance companies and banks and other types of fixed principal investments. It is designed to maintain a constant $1.00 share value.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
--------------------------------------------------------------------------------

During the year ended December 31, 1997, participants were able to allocate their contributions among the following investment options:

The Stock Fund invests primarily in shares of Crown Cork & Seal Company, Inc. common stock. This fund includes the Crown Cork & Seal Stock Fund and the STI Classic Prime Quality Money Market Funds.

The Fixed Income Fund invests in guaranteed investment contracts with New England Mutual Life Insurance Company.

The Diversified Fund includes shares of the AIM Equity Funds, Inc. Weingarten Fund, shares of the investment Company of America Mutual Fund as well as shares of the Vanguard Windsor Fund. All three funds are equity funds.

The Government Fund holds shares in the Vanguard Fixed Income Securities Fund, which is comprised of government bonds with one to four year maturities.

Note 2 - Summary of Accounting Policies

The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position.). Units of the Company's Fixed Income Fund are valued at net asset value at year end. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
--------------------------------------------------------------------------------

Payment of Benefits
Benefits are recorded when paid.

Note 3 - Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC".) VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Note 4 - Crown Cork & Seal Fixed Income Fund

The Crown Cork & Seal Fixed Income Fund consists of guaranteed investment contracts valued at contract value, which approximates fair value. The guaranteed investment contracts are fully benefit responsive. Interest rates on guaranteed investment contracts ranged between 5.48 percent and 6.96 percent at December 31, 1997. Average yield on guaranteed investment contracts was 6.07 percent in 1997.

Note 5 -New England Mutual Life Insurance Group Annuity Contract

The New England Mutual Life Insurance Group Annuity Contract is fully benefit responsive and valued at contract value which approximates fair value. Interest rate on the contract was 5.1% with an average yield of 4.98% in 1996. The contract was terminated during 1997.

Note 6 - Plan Expenses

The Company generally pays for the Plan's administrative expenses except for brokerage commissions and related expenses which are paid directly from the Plan's earnings.

Note 7 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 22, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Accordingly, the Plan is not subject to federal or local income taxes.

Note 8 - Trustee

Effective January 1, 1997, Vanguard Fiduciary Trust Company ("Vanguard") was named as the new trustee for the Plan. All contributions made during 1997 where forwarded to Vanguard. Assets held with Sun Trust Bank, former trustee, were transferred to Vanguard in November of 1997. The assets were transferred into various Vanguard Funds as directed by the participants' elections.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
--------------------------------------------------------------------------------

Note 9 - Changes in Net Assets Available for Benefits by Investment Fund

The allocation of changes in net assets available for benefits for the year ended December 31, 1997 is as follows:

                                                                           Participant Directed
                                   -------------------------------------------------------------------------------------------------
                                                  Vanguard                                                                    Crown
                                                 Bond Index                                                                  Cork &
                                      Vanguard  Fund - Total              Vanguard     Vanguard                               Seal
                                      Balanced     Bond       Vanguard     Index     International   Crown                   Fixed
                                        Index     Market      Explorer  Trust - 500     Growth    Cork & Seal Participant    Income
                                        Fund    Portfolio      Fund      Portfolio    Portfolio   Stock Fund     Loans        Fund
Additions
Investment income:
   Interest and dividend income,
      investments                  $   52,282   $   6,250  $  121,729   $   86,744   $  39,009   $   17,205   $      --   $   64,283
   Interest income, participant
      loans                                --          --          --           --          --           --      95,855           --
   Net appreciation (depreciation)
      of investments                  (19,489)      3,166    (108,045)     (41,680)    (44,106)     434,622          --           --
                                   ----------   ---------  ----------   ----------   ---------   ----------   ---------   ----------
                                       32,793       9,416      13,684       45,064      (5,097)     451,827      95,855       64,283
                                   ----------   ---------  ----------   ----------   ---------   ----------   ---------   ----------

Contributions:
   Employer                            52,223      16,414      31,948      122,698      20,674       42,878          --      102,433
   Participant                        171,429      52,934      99,076      365,905      64,491      112,708          --      265,577
   Participant loan repayments         25,035       4,174      10,778       46,462       6,943       12,077    (161,100)      55,631
                                   ----------   ---------  ----------   ----------   ---------   ----------   ---------   ----------
                                      248,687      73,522     141,802      535,065      92,108      167,663    (161,100)     423,641
                                   ----------   ---------  ----------   ----------   ---------   ----------   ---------   ----------
      Total additions                 281,480      82,938     155,486      580,129      87,011      619,490     (65,245)     487,924
                                   ----------   ---------  ----------   ----------   ---------   ----------   ---------   ----------

Deductions
Administrative expenses
Participant loan withdrawals                                                                                   (435,291)
Payment of benefits                     7,856         983       1,072        5,405          --        1,596      95,164       11,707
                                   ----------   ---------  ----------   ----------   ---------   ----------   ---------   ----------
      Total deductions                  7,856         983       1,072        5,405          --        1,596    (340,127)      11,707
                                   ----------   ---------  ----------   ----------   ---------   ----------   ---------   ----------

Net increase prior to
   interfund transfers                273,624      81,955     154,414      574,724      87,011      617,894     274,882      476,217
Interfund transfers                 2,117,136     471,229   1,059,244    5,187,021     776,080    3,094,981    (367,948)   6,717,438
                                   ----------   ---------  ----------   ----------   ---------   ----------   ---------   ----------
Net increase                        2,390,760     553,184   1,213,658    5,761,745     863,091    3,712,875     (93,066)   7,193,655

Net assets available for benefits:
      Beginning of period                  --          --          --           --          --           --     992,181           --
                                   ----------   ---------  ----------   ----------   ---------   ----------   ---------   ----------
      End of period                $2,390,760   $ 553,184  $1,213,658   $5,761,745   $ 863,091   $3,712,875   $ 899,115   $7,193,655
                                   ----------   ---------  ----------   ----------   ---------   ----------   ---------   ----------

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
--------------------------------------------------------------------------------

Note 9 - Changes in Net Assets Available for Benefits by Investment Fund (continued)

The allocation of changes in net assets available for benefits for the year ended December 31, 1997 is as follows:

                                                                     Participant Directed
                                        -------------------------------------------------------------------------------------
                                          Fixed
                                         Income        Diversified      Government      TRASOP         Stock
                                           Fund            Fund            Fund          Fund           Fund           Total
Additions
Investment income:
   Interest and dividend income,
      investments                       $   426,903    $    88,399    $    32,431    $     6,365    $    58,340    $   999,940
   Interest income, participant loans            --             --             --             --             --         95,855
   Net appreciation (depreciation)
      of investments                             --      1,107,308            922             --       (488,187)       844,511
                                        -----------    -----------    -----------    -----------    -----------    -----------
                                            426,903      1,195,707         33,353          6,365       (429,847)     1,940,306
                                        -----------    -----------    -----------    -----------    -----------    -----------

Contributions:
   Employer                                  29,125         (2,025)         3,662             --             49        420,079
   Participant                              125,809             --             --             --             --      1,257,929
   Participant loan repayments                   --             --             --             --             --             --
                                        -----------    -----------    -----------    -----------    -----------    -----------
                                            154,934         (2,025)         3,662             --             49      1,678,008
                                        -----------    -----------    -----------    -----------    -----------    -----------
      Total additions                       581,837      1,193,682         37,015          6,365       (429,798)     3,618,314
                                        -----------    -----------    -----------    -----------    -----------    -----------

Deductions
Administrative expenses                                                                                     465            465
Participant loan withdrawals                435,291                                                                         --
Payment of benefits                       1,142,409        552,191         71,783             --        873,342      2,763,508
                                        -----------    -----------    -----------    -----------    -----------    -----------
      Total deductions                    1,577,700        552,191         71,783             --        873,807      2,763,973
                                        -----------    -----------    -----------    -----------    -----------    -----------

Net increase prior to
   interfund transfers                     (995,863)       641,491        (34,768)         6,365     (1,303,605)       854,341
Interfund transfers                      (8,886,415)    (7,234,363)      (559,141)            --     (2,375,262)            --
                                        -----------    -----------    -----------    -----------    -----------    -----------
Net increase                             (9,882,278)    (6,592,872)      (593,909)         6,365     (3,678,867)       854,341

Net assets available for benefits:
      Beginning of period                 9,882,278      6,592,872        593,909        123,721      3,678,867     21,863,828
                                        -----------    -----------    -----------    -----------    -----------    -----------
      End of period                     $        --    $        --    $        --    $   130,086    $        --    $22,718,169
                                        -----------    -----------    -----------    -----------    -----------    -----------

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Salaried Employees
of CONSTAR International, Inc.
Notes to Financial Statements
--------------------------------------------------------------------------------

Note 9 - Changes in Net Assets Available for Benefits by Investment Fund (continued)

The allocation of changes in net assets available for plan benefits for the period ended December 31, 1996 is as follows:

                                                                         Participant Directed
                                -------------------------------------------------------------------------------------------------
                                    Stock        Fixed        Diversified    Government      TRASOP         Loan
                                     Fund        Income          Fund           Fund          Fund          Fund           Total
Additions
Investment income:
   Interest and dividend income,
     investments                 $   80,226    $   546,052    $    98,978    $   57,231    $    5,943                   $  788,430
   Interest income, participant
     loans                                                                                               $   94,749         94,749
   Net unrealized apprec
     (deprec.) of investments       953,250                     1,051,385       (13,405)                                 1,991,230
                                 ----------    -----------    -----------    ----------    ----------    ----------    -----------
                                  1,033,476        546,052      1,150,363        43,826         5,943        94,749      2,874,409
                                 ----------    -----------    -----------    ----------    ----------    ----------    -----------

Contributions:
   Employer                          78,446        189,111        132,937        20,159                                    420,653
   Participant                      234,486        521,624        443,617        75,505                                  1,275,232
   Participant loan repayments                     546,575                                                 (546,575)            --
                                 ----------    -----------    -----------    ----------    ----------    ----------    -----------
                                    312,932      1,257,310        576,554        95,664            --      (546,575)     1,695,885
                                 ----------    -----------    -----------    ----------    ----------    ----------    -----------
     Total additions              1,346,408      1,803,362      1,726,917       139,490         5,943      (451,826)     4,570,294
                                 ----------    -----------    -----------    ----------    ----------    ----------    -----------

Deductions
Administrative expenses                 435                                                     2,461                        2,896
Participant loan withdrawals                       611,303                                                 (611,303)            --
Payment of benefits                 990,224      3,199,216        710,049       423,419           153       116,933      5,439,994
                                 ----------    -----------    -----------    ----------    ----------    ----------    -----------
     Total deductions               990,659      3,810,519        710,049       423,419         2,614      (494,370)     5,442,890

Net increase prior to
   interfund transfers              355,749     (2,007,157)     1,016,868      (283,929)        3,329        42,544       (872,596)
Interfund transfers                (129,280)      (184,672)       446,055       (37,354)           --       (94,749)            --
                                 ----------    -----------    -----------    ----------    ----------    ----------    -----------
Net increase                        226,469     (2,191,829)     1,462,923      (321,283)        3,329       (52,205)      (872,596)

Net assets available for
  benefits:
   Beginning of period            3,452,398     12,074,107      5,129,949       915,192       120,392     1,044,386     22,736,424
                                 ----------    -----------    -----------    ----------    ----------    ----------    -----------
   End of period                 $3,678,867    $ 9,882,278    $ 6,592,872    $  593,909    $  123,721    $  992,181    $21,863,828
                                 ==========    ===========    ===========    ==========    ==========    ==========    ===========

Crown Cork & Seal Company Inc.                                        Schedule I
401(k) Retirement Savings Plan for
Salaried Employees of CONSTAR International, Inc.
EIN 23-1526444
Schedule of Assets Held for Investment Purposes
Attachment to Form 5500, Line 27(a)
As of December 31, 1997
--------------------------------------------------------------------------------

                                                                                                                      Current
               Identity of Issue                                      Investment Type                Cost              Value
*    Vanguard Balanced Index Fund                               Registered Investment Company    $ 2,392,461       $ 2,372,567
*    Vanguard Bond Index Fund -Total Bond Market Portfolio      Registered Investment Company        544,902           548,049
*    Vanguard Explorer Fund                                     Registered Investment Company      1,309,521         1,201,360
*    Vanguard Index Trust-500 Portfolio                         Registered Investment Company      5,755,724         5,713,811
*    Vanguard International Growth Portfolio                    Registered Investment Company        900,436           856,330
*    STI Classic Prime Quality Money Market Fund                Money Market Fund                    130,086           130,086
*    Crown Cork & Seal Stock Fund                               Company Stock Fund                 3,266,177         3,700,717
*    Participant loans                                                                               899,115           899,115
*    Crown Cork & Seal Fixed Income Fund                        Unallocated Insurance Contract     7,161,750         7,161,750
                                                                                                 -----------       -----------
Total assets held for investment purposes                                                        $22,360,172       $22,583,785
                                                                                                 ===========       ===========

*    Party in Interest

Crown Cork & Seal Company Inc.                                       Schedule II
401(k) Retirement Savings Plan for
Salaried Employees of CONSTAR International, Inc.
EIN 23-1526444
Schedule of Reportable (5%) Transactions
Attachment to Form 5500, Line 27(d)
Year Ended December 31, 1997
--------------------------------------------------------------------------------

                                                                                                           Current Value
                                                                                                Historical  of Asset on   Historical
   Identity of                                                        Purchase      Selling        Cost     Transaction     Gain
 Party Involved                   Description of Asset                  Price        Price       of Asset      Date        (Loss)
 --------------                   --------------------                  -----        -----       --------      ----        ------
The Vanguard Group             Vanguard Balanced Index               $2,399,911                             $2,399,911
The Vanguard Group             Vanguard Balanced Index                            $    7,856   $    7,451        7,856   $      405
The Vanguard Group             Vanguard Explorer Fund                 1,310,476                              1,310,476
The Vanguard Group             Vanguard Explorer Fund                                  1,072          954        1,072          118
The Vanguard Group             Index Trust-500 Portfolio              5,760,896                              5,760,896
The Vanguard Group             Index Trust-500 Portfolio                               5,405        5,172        5,405          233
The Vanguard Group             Crown Cork & Seal Fixed Income Fund    7,210,496                              7,210,496
The Vanguard Group             Crown Cork & Seal Fixed Income Fund                    48,745       48,745       48,745           --
The Vanguard Group/Sun Trust   Crown Cork & Seal Common Stock Fund    3,267,691                              3,267,691
The Vanguard Group/Sun Trust   Crown Cork & Seal Common Stock Fund                     1,596        1,513        1,596           83

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the Plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.